SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  December 4th,  2013

FOR IMMEDIATE RELEASE

SILICOM LAUNCHES NEW FAMILY OF
ENCRYPTION & COMPRESSION CARDS BASED
ON INTEL® COMMUNICATIONS CHIPSET 89XX
SERIES

KFAR SAVA, Israel—December 4, 2013--Silicom Ltd. (NASDAQ and TASE: SILC) today announced the launch of a new high-performance PCI Express Server encryption and compression card family based on the Intel® Communications Chipset 89xx. Silicom’s product family offers several significant advantages over all competing solutions:

•	High level of performance for both SSL and compression;
•	Excellent compatibility with Intel® architecture through the implementation of Intel® QuickAssist Technology (Intel® architecture is today’s most widely utilized server architecture);
•	Wide selection of cards, resulting in maximized flexibility to the customer; and
•	Great price/performance ratio.

Silicom’s new encryption and compression cards offload encryption and compression tasks from the server’s CPU, thereby enhancing and accelerating overall server performance. Server acceleration is a critically important feature in the era of virtualization, cloud and SDN, which are creating a continuous need to improve the performance of servers within the data center while minimizing footprint and power consumption.

The following PCI Express Adapters based on the Intel Communications Chipset have now been released:

•	PE3iS4CO2: features four Intel® Communications Chipset 8950 PCI Express x8/G3s
•	PE3iSCO2: features the Intel® Communications Chipset 8950 PCI Express x8/G3
•	PE2iSCO2: features the Intel® Communications Chipset 8950 PCI Express x8/G2
•	PE2iSCO1: features the Intel® Communications Chipset 8925 PCI Express x8/G2
•	M1E2iCO2: features the Intel® Communications Chipset 8950 SETAC Module x8/G2

In addition, Silicom is now developing the following longer-term solutions also based on the new Intel Communications Chipset:

•	FIPS-140-2 level 3-certified card (targeted for government applications)
•	SoNIC System-on-a-NIC: an Intel® architecture-based system-on-a-PCI-Express-card with accelerator (targeted for application offload)

“We are excited to launch our new product line based on the Intel® Communications Chipset. We believe this to be the industry’s most extensive range of Encryption/Compression-based adapters,” commented Shaike Orbach, Silicom’s President and CEO. “We have worked closely with Intel in order to deliver this comprehensive new product family very quickly. All beta tests confirm that the cards perform at an extremely high level – even better than the level required by many of our current customers and by next-generation SDN-based virtualized clouds. With the expected explosion of Cloud Data Centers utilizing virtualization and SDN, all of which need offload, we believe our new family of cards is exactly what the market needs.”

Frank Schapfel, Director of Marketing, Intel Communications and Server Infrastructure Division, added, “Higher-performance encryption and compression offloads are two of the significant challenges that high-performance servers must overcome to achieve target performance levels, especially in the SDN and Cloud space. Silicom is addressing this pain point with a comprehensive suite of cards that integrate encryption and compression functionality. This is an important offering that we believe will answer the needs of performance-hungry servers in both the SDN and Cloud markets, as well as in the traditional networking appliances markets.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery,

WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Intel is a registered trademark of Intel Corporation in the United States and other countries.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com